Hogan & Hartson LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 +1.202.637.5600 Tel +1.202.637.5910 Fax www.hhlaw.com

November 23, 2009

VIA EDGAR AND COURIER DELIVERY

Hugh West

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	First Chester County Corporation
File No. 000-12870
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A, filed April 1, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009

Dear Mr. West:

On behalf of First Chester County Corporation (the “Company”), this letter supplements the Company’s response dated November 16, 2009 to the Staff’s comment letter dated October 30, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, its Schedule 14A filed on April 1, 2009, its Quarterly Report on Form 10-Q for the period ended March 31, 2009 and its Quarterly Report on Form 10-Q for the period ended June 30, 2009.  Attached as Exhibit A to this letter is the Company’s written “Other than Temporary Impairment of Equity Securities Policy” as currently in effect. For your convenience, we have sent to your attention via courier delivery four (4) courtesy copies of this supplemental response letter.

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In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-5671, Greg Parisi at 202-637-5524 or Jaime Chase at 202-637-5457.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc:	John A. Featherman, III
Sheryl S. Vittitoe

Exhibit A

First Chester County Corporation

Other than Temporary Impairment of Equity Securities Policy

The Corporation performs an other than temporary impairment test on its investment portfolio on a quarterly basis.  As part of this analysis, the Company’s current investments in equity securities are scoped into this process.  The Company follows the authoritative literature of SAB 111, Topic 5M “Other Than Temporary Impairment of Certain Investments in Equity Securities” in assessing whether the equity investments are other than temporarily impaired.

The value of investments in equity securities classified as available-for-sale may decline for various reasons. The market price may be affected by general market conditions which reflect prospects for the economy as a whole or by specific information pertaining to an industry or an individual company. Such declines require further investigation by management. Acting upon the premise that a write-down may be required, management considers all available evidence to evaluate the realizable value of its investment in equity securities classified as available-for-sale.  This evidence includes:

A.  the length of the time and the extent to which the market value has been less than cost;

B.  the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential;

C.  the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value; and

D.  whether dividends have been reduced or eliminated.

Unless evidence exists to support a realizable value equal to or greater than the carrying value of the investment in equity securities classified as available-for-sale, a write-down to fair value accounted for as a realized loss will be recorded.

The Company does not consider “other than temporary” to mean permanent impairment.   As such, equity securities in a consistent loss position for a period greater than 18 months will be given the highest scrutiny.  In evaluating these securities for other than temporary impairment, the duration of the loss position will be given the highest weighting.  In order to circumvent writing the security down to it’s current fair value, the Company will require overwhelming supporting evidence indicating that these securities will recover to cost basis in the near-term future (6 to 12 months).